Exhibit 99.1
CAPITALIZATION AND INDEBTEDNESS
     The following table presents our consolidated capitalization in accordance with Norwegian GAAP as of September 30, 2005 on an actual basis and on an as adjusted basis after giving effect to (1) the issuance of $1,161,707,000 of medium-term notes worldwide under our U.S. MTN Program, as described in the pricing supplements that we filed with the Securities and Exchange Commission pursuant to Rule 424 under the Securities Act of 1933, as amended, between September 30, 2005 and January 11, 2006, and (2) the planned issuance on January 18, 2006 of $51,000,000 International FX Bull Notes due 2007. Except as described above, there has been no material change in our share capital and no material change in the borrowings and indebtedness or contingent liabilities of Eksportfinans since September 30, 2005. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements set forth in our Annual Report on Form 20-F.

	As of
	September 30, 2005
	Actual		As adjusted
	NOK	U.S.$	NOK	U.S.$
	(in millions)
	(unaudited)
Commercial debt (including current portion of bond debt)*	44,074.8	6,737.9	44,074.8	6,737.9
Long-term debt (excluding current portions)
Bonds	79,142.3	12,098.9	93,928.3	14,359.3
Subordinated debt	867.2	132.6	867.2	132.6
Total long-term debt*	80,009.5	12,231.5	94,795.5	14,491.9
Capital contribution securities	573.6	87.7	573.6	87.7
Shareholders’ equity
Share capital (nominal value NOK 10,500 per share shares authorized and outstanding 151,765)	1,593.5	243.6	1,593.5	243.6
Other equity	808.3	123.6	808.3	123.6
Share premium reserve	162.5	24.8	162.5	24.8
Net income for the period	100.3	15.3	100.3	15.3
Total shareholders’ equity	2,664.6	407.3	2,664.6	407.3
Total capitalization	127,322.5	19,464.4	142,108.5	21,724.8

*All our debt is unsecured and unguaranteed.
     For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of NOK 6.5413 = U.S.$1.00, the noon buying rate of the Central Bank of Norway on September 30, 2005